									Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2012		2011		2010		2009		2008
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$505,478		$282,237		$26,217		$226,896		$223,618
AFUDC - equity	(25,469)		(32,430)		(12,677)		(4,177)		(2,627)
AFUDC - debt	(22,216)		(29,949)		(14,157)		(9,215)		(8,610)
Total	$457,793		$219,858		$(617)		$213,504		$212,381
Fixed charges:
Interest expense	$247,013		$231,416		$235,011		$211,742		$203,402
Other interest	25,469		32,430		12,677		4,177		2,627
Portion of rentals representative of the interest factor	10,251		8,767		5,391		10,212		11,775
Total	$282,733		$272,613		$253,079		$226,131		$217,804
Earnings available for combined fixed charges	$740,526		$492,471		$252,462		$439,635		$430,185

Ratio of Earnings to Fixed Charges	2.62	x	1.81	x	1.00	x	1.94	x	1.98	x